

April 9, 2009

By U.S. Mail and Facsimile

Mr. Michael J. Cavanagh
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

> **Re:**   **JPMorgan Chase & Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-05805**

Dear Mr. Cavanagh:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8 – Financial Statements and Supplementary Data

Notes to consolidated financial statements

Note 2 – Business changes and developments, page 123

1.   We note your disclosure on page 125 that in June 2008 the Federal Reserve Bank of New York (the "FRBNY") took control, through a limited liability company (the "LLC") of a portfolio of $30 billion in assets acquired from Bear Stearns and that you bear the first $1.15 billion of any losses of the portfolio. We also note your disclosure on page 139 of your June 30, 2008 Form 10-Q that JPMorgan Chase incurred a net loss of $540 million (after tax) during the quarter ended June 30, 2008 related to the acquisition of Bear Stearns. Please confirm whether this loss represented your share of losses in the LLC based on your first loss position. In addition, please tell us the amount of losses incurred through December 31, 2008 and consider providing disclosure similar to that provided on page 139 of your June 30, 2008 Form 10-Q in all future filings beginning with your March 31, 2009 Form 10-Q.

2.   We note your disclosure on page 123 as it relates to your acquisition of the banking operations of Washington Mutual Bank that as a result of the refinement of the purchase price allocation during the fourth quarter of 2008, the initial extraordinary gain of $581 million was increased $1.3 billion to $1.9 billion. Based on our review of the condensed statement of net assets at the bottom of page 124 and comparison with a similar statement on page 94 of your Form 10-Q for the quarter ended September 30, 2008, it appears that a significant portion of the increase resulted from a change in the value assigned to all other assets. Given the significance of this adjustment, please provide us with a more robust discussion explaining the significant changes in your allocation of the purchase price to net assets acquired and underlying reasons for these changes.

Note 16 – Loan securitizations, page 168

3.   We note your disclosure in footnote (c) on page 172 that in November 2008 you randomly removed $6.2 billion of credit card loans from a securitization trust previously established by Washington Mutual and replaced them with $5.8 billion of higher quality credit card loans from the legacy Chase portfolio. Please provide us with a significantly enhanced description of this transaction including the following:

•   The business purpose of the transaction. For example, tell us what would have occurred if you had not removed the existing credit card loans and transferred the credit card loans from the Chase portfolio to the Washington Mutual trust;

•   The party initiating the transaction. For example, tell us whether the request was made by the other certificate holders to the Washington Mutual trust, due to your contractual obligation to take the action, or the Company's voluntarily election to do so at that time;

- How you originally accounted for the acquisition of the seller's interest in the Washington Mutual trust;
- The specific terms for removing accounts from the trust and how the removal impacted the seller's interest;
- How you determined the removal of credit card loans from the trust met the condition(s) described in paragraphs 9(b), 9(c) and 87 of SFAS 140;
- In more detail, the process for randomly selecting the loans to be removed from the trust;
- If the random removal of credit card loans from the trust was related to a ROAP (removal of accounts provision), whether the exercise of the random ROAP resulted in the assets acquired having proportionately the same, better or worse quality than the pro-rata seller's interest that was previously held;
- How you accounted for the addition of higher credit quality credit card loans from the legacy Chase portfolio to the Washington Mutual trust; and
- How you accounted for your seller's interest at December 31, 2008, including where it is included in your segment disclosures.

4. As a related matter, we note your disclosure on page 61 that as a result of converting higher credit quality Chase-originated on-book receivables to the Trust's seller's interest which has a higher overall loss rate reflective of the total assets within the Trust, you recorded an incremental provision expense of approximately $400 million in the Corporate segment as the action related to the acquisition of Washington Mutual's banking operations. Please tell us the following:

- As it relates to the original $6.2 billion of credit card receivables in the Washington Mutual trust, the amount of your recorded allowance prior to the removal of the receivables from the trust;
- Whether you recorded any incremental provision expense on these receivables subsequent to your acquisition of seller's interest in the Washington Mutual trust and prior to their removal from the trust;
- How the removal of $6.2 billion of credit card receivables less the incremental provision of $400 million and the transfer of $5.8 billion of higher credit quality Chase credit card receivables result in your maintaining an appropriate level of seller's interest. It would appear that the same value of receivables would exist in the trust before and after the transaction;
- In more detail, your allowance methodology for loans held as a result of your seller's interest;
- How you determined the amount and timing of the incremental provision; and
- How you determined the incremental provision was related to the acquisition of Washington Mutual's banking operations and thus reported in the corporate / private equity segment as opposed to the card services segment.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

5.   We note your disclosure on page 9 that, in determining the variable component of
        executive compensation, you rely on business judgment and do not use formulaic
        approaches tied to total shareholder return or other narrow measures. We also note your
        disclosure on page 10 that the Compensation Committee decided there would be no
        bonus for 2008 for Mr. Dimon because the Firm, while profitable, was well short of the
        goal for the year. Please tell us whether the Compensation Committee set a performance
        target and, if so, why it is not described in the proxy statement.

Executive compensation tables

VII. 2008 Potential payments upon termination or change-in-control, page 24

6.   Please tell us the value of unvested stock awards shown in the table on page 25 that
        accelerate as a result of a termination event and the value of unvested stock awards that
        continue to vest following a termination event. Please make this distinction clear in
        future filings.

Closing Comments

        Please respond to these comments within ten business days or tell us when you will
provide us with a response. Your response letter should key your responses to our comments,
indicate your intent to include the requested revision in future filings, provide a draft of your
proposed disclosure and provide any requested information. We may have additional comments
after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippin, Staff Accountant, at (202) 551-3697, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Staff Attorney